Chromcraft Revington, Inc.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, IN 47906

November 18, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Chromcraft Revington, Inc. – File No. 1-13970
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended April 4, 2009
Form 10-Q for the Fiscal Quarter Ended July 4, 2009

Dear Mr. Cash:

Chromcraft Revington, Inc. (the “Registrant”) has received your letter, dated October 5, 2009, and furnishes the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”). Courtesy copies of this response letter are being supplementally delivered contemporaneously to Mr. Dale Welcome and you. In accordance with a letter from our legal counsel to you dated October 19, 2009, this response letter is due on or before November 18, 2009. The staff’s comments and the Registrant’s responses to each comment are set forth below in the same sequential order in which the comments appear in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9
Critical Accounting Policies, page 14

1.
Given the weak furniture market and the continuing shift in your business model to having more products manufactured by foreign suppliers, please tell us whether any of the events or changes in circumstances described in paragraph 8 of SFAS 144 have occurred which may indicate that the carry amount of your long-lived assets may not be fully recoverable.

In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following in your future filings:

•	How you group long-lived assets for impairment and your basis for that determination;
•	A description of the valuation methodology used;
•	A description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

•	How the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

There were no events or changes in circumstances as described in paragraph 8 of SFAS 144 in 2008 or prior to the filing of the Form 10-K on April 17, 2009, which would indicate that the carrying amount of our long-lived assets may not be fully recoverable.

In the Critical Accounting Policies section of future annual filings, we will provide a more specific description of how we group long-lived assets for the impairment analysis and our basis for such determination. In addition, when impairment is identified and recorded in future filings, we will provide an expanded discussion on the assumptions and methodology we use to determine the values used for related impairment along with significant year-to-year changes.

Note 3 – Asset Impairment and Restructuring Charges, page F-9

2.
Please supplementally tell us how the inventory write-down charges of $2.5 million and $0 in 2008 and 2007, respectively, reconcile to the non-cash inventory write-down of $7.9 million and $5.4 million, respectively, as shown on your statements of cash flows.

In both 2008 and 2007, we recorded approximately $5.4 million in non-cash inventory write-downs to reflect anticipated net realizable value on disposition of inventory, primarily due to the disposition of slow moving and unprofitable items and excess inventory levels. In addition, we recorded approximately $2.5 million in 2008 in non-cash inventory write-downs of raw materials and in-process inventories to net realizable value related to plant closures in 2008 at our Delphi, IN and Lincolnton, NC facilities. These write-downs were a direct result of the plant closures and reflected the reduction in net realizable value of this inventory. These write-downs and other related asset impairment and restructuring charges related to the plant closing were reported in the Asset Impairment and Restructuring Charges footnote (Note 3) to the Form 10-K. There were no such facility shutdowns in 2007.

The Statement of Cash Flows for 2008 includes all non-cash inventory write-downs as described in the paragraph above to insure that all such write-downs for the period are reported.

Form 10-Q for the Fiscal Quarter Ended July 4, 2009

Note 2 – Cash and Cash Equivalents, page 7

3.
Your disclosure states that you consider all highly liquid investments with an original maturity of six months or less to be cash equivalents. It appears to us that this may be a typographical error and should say “three” months or less. Please advise or revise future filings.

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

We agree that the use of “six” months or less to be cash equivalents in Note 2 on page 7 is a typographical error. It should have instead said “three” months. This will be corrected in future filings.

Note 11 – Recently Issued Accounting Standards, page 12

4.
You state in the fourth paragraph of your note that you adopted the provisions of SFAS 165 during the quarter ended July 4, 2009; however, we do not see where you provided the disclosure requirements of paragraph 12 of the pronouncement. Please advise or revise future filings.

The disclosure requirements of paragraph 12 of SFAS 165 were included as the last sentence in Note 1 in the Form 10-Q for the quarter ended July 4, 2009. We believe the disclosure in Note 1 is adequate and that the Commission perhaps inadvertently overlooked the disclosure in its review.

For the third quarter 2009 Form 10-Q, we provided the disclosure in a separate subsequent events footnote (Note 12). For the 2009 Form 10-K and future quarterly and annual filings, we will provide the disclosure in a separate paragraph in Note 1.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
Liquidity and Capital Resources, page 15

5.
You mentioned that while you did not comply with the fixed charge coverage ratio at July 4, 2009, the covenant regarding this ratio did not apply at the end of the second quarter of 2009 because your availability under the bank facility exceeded $5 million. Given the importance of available funding to your business, please revise future filings to present, for your fixed charge coverage ratio, and any other significant financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. This presentation will allow investors to more easily understand your current and future ability to meet your financial covenant(s) should your availability under the bank facility fall below $5 million.

We believe that the disclosure regarding the fixed charge coverage ratio in the Management Discussion and Analysis of Financial Condition and Results of Operations section and the Liquidity and Capital Resources section is appropriate for our circumstances. Beginning with the Form 10-K for the year ended December 31, 2008, we expanded our disclosure to add that we did not comply with the fixed charge coverage ratio while adding that this covenant would not apply since our availability under the bank facility exceeded the minimum threshold amount of $5,000,000. We have also indicated in our filings during this year that we expect our availability for 2009 will continue to be in excess of $5,000,000 and our availability has remained well above the $5,000,000 threshold. As such, we feel we have adequately disclosed the effect of this springing covenant on the Registrant. Due to the operating losses in recent periods that would be included in the numerator of the ratio and the relatively low fixed charges in the denominator, we feel that disclosing the ratio would be misleading to the reader. We also believe that disclosing the amounts would be misleading because they include a cumulative total based on a rolling twelve month period. The historical component could potentially be misinterpreted as an indicator of current and future performance.

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
November 18, 2009

As requested in your comment letter, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please feel free to contact me directly at (765) 807-2646.

Very truly yours,

/s/ Myron D. Hamas
Myron D. Hamas
Vice President-Finance

cc:	Mr. Dale Welcome, Staff Accountant Securities and Exchange Commission Guy M. Gross, Partner McGladrey & Pullen, LLP Michael J. Pottratz, Partner KPMG LLP Nicholas J. Chulos, Partner Krieg DeVault LLP